FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of February, 2008

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




The following is the text of an announcement which is to be published in the press in Malta on 19 February 2008 by HSBC Bank Malta p.l.c., a 70.03 per cent indirectly held subsidiary of HSBC Holdings plc.

                             HSBC BANK MALTA p.l.c.
                          PRELIMINARY PROFITS STATEMENT
                       FOR THE YEAR ENDED 31 DECEMBER 2007

The preliminary profit statement is published pursuant to Listing Rule 9.35 of the MFSA Listing Authority and Article 4 (2) (b) of the Prevention of Financial Markets Abuse (Disclosure and Notification) Regulations, 2005. Figures have been extracted from HSBC Bank Malta p.l.c.'s Annual Report and Accounts which have been audited by KPMG.

These financial statements have been prepared and presented in accordance with the provisions of the Banking Act, 1994 and the Companies Act, 1995 which requires adherence to International Financial Reporting Standards.

All figures are stated in Maltese lira, the functional currency of HSBC Bank Malta p.l.c. during the year under review. The euro exchange rate ruling on 31 December 2007 was EUR1 = Lm0.4293. The US dollar and sterling exchange rates ruling on the same day were US$1 = Lm0.2912 and GBP1 = Lm0.5817. Average exchange rates for 2007 for euro, US dollar and sterling were EUR1 = Lm0.4293, US$1= Lm0.3132 and GBP1 = Lm0.6274.

Overview

During the year ended 31 December 2007, HSBC Bank Malta p.l.c. and its subsidiaries generated a profit on ordinary activities before tax of Lm49.2 million (EUR114.7 million), an increase of Lm7.8 million (EUR18.3 million) or
19.0 per cent, compared to 2006.

Profit attributable to shareholders was Lm32.8 million (EUR76.4 million), an increase of Lm6.0 million (EUR13.9 million) or 22.2 per cent over prior year figures.

Earnings per share increased to 11.2 cents (EUR0.262) from a 2006 figure of 9.2 cents (EUR0.214).

Commentary  by Shaun Wallis,  Director and Chief  Executive  Officer,  HSBC Bank
Malta

"2007 has been a transformational year for HSBC Bank Malta p.l.c. Record volumes of business activity across all customer groups and businesses led to excellent results, and at the same time, the successful implementation of major projects and structural changes mean that the bank is well-positioned for the future.

"We continued to invest in our brand. As part of our Corporate Responsibility programme we donated Lm0.45 million (EUR1.0 million) towards our Children, Environment and Malta's Heritage initiatives.

"2008 will be another challenging year, given the backdrop of current global market conditions, Malta's fuller membership of the EU and Eurozone, and the resulting increase in competition. In facing these challenges, we have an excellent position. We have a superb customer base, unparalleled local and global distribution network, a strong brand and the global advantages of the HSBC Group. We are confident that we are well-positioned to grow our business further in the future."

Performance Review

Net interest income grew by Lm7.2 million (EUR16.8 million) or 15.4 per cent over prior year to Lm54.2 million (EUR126.2 million). Growth was driven by increased customer loans of 7.6 per cent and customer deposits of 17.5 per cent. Growth in customer loans resulted from increased residential mortgages and commercial lending. There was a strong increase in deposits of Lm258.7 million (EUR602.6 million) to Lm1,734.2 million (EUR4,039.5 million) attributable both to increased local demand for savings products and international corporate deposit growth introduced through the HSBC International Banking Centre network.

Non-interest income levels grew by Lm2.5 million (EUR5.8 million) or 8.7 per cent to Lm31.1 million (EUR72.5 million), driven by growth in business activity and volumes which were well-spread across the group's core products and service lines. Revenues increased through growth in lending, Trust services, card issuance and usage fees, and retail brokerage. Commission earned on account and transfer services reduced due to increased usage of automated services which are more efficient and less costly for our customers.

Life insurance activities were a significant contributor to group profits generating a 43.0 per cent increase in profitability over the prior year, reaching a profit before tax of Lm5.6 million (EUR13.0 million). Strong customer demand was supported by new launches of regular premium products and increased volumes of single premium products. Other operating income benefited from the growth in new insurance business by Lm3.3 million (EUR7.6 million).

During the year revaluation gains on the group's investment properties generated Lm1.3 million (EUR3.0 million) and are included in other operating income.

Operating expenses grew by 4.5 per cent to Lm35.9 million (EUR83.6 million) from Lm34.3 million (EUR80.0 million) in 2006. Employee compensation and benefits was unchanged at Lm21.4 million (EUR49.8 million) in spite of a 2.5 per cent increase in wages and salaries as higher staff turnover and lower voluntary retirement benefits costs offset the effect of the increase. General and administrative expenses increased by Lm1.7 million (EUR4.0 million) to Lm11.5 million (EUR26.7 million) largely as a result of investment in a large number of mandatory projects including euro conversion and adoption of SEPA legislation, as well as the cost of increased business volumes and increased regulatory fees.

Overall the group's cost income ratio improved to 42.1 per cent in 2007 from
45.5 per cent in 2006.

The tax charge for the year increased by 13.0 per cent to Lm16.5 million and the effective tax rate fell marginally to 33.4 per cent.

Loans and advances to customers increased by Lm85.5 million (EUR199.1 million) to Lm1,211.6 million (EUR2,822.3 million) with growth spread across both personal and commercial sectors. The advances to deposits ratio improved to 69.9 per cent from 76.3 per cent in 2006 as a result of strong growth in deposits.

An overall improvement in the credit quality of the lending book resulted from good credit management and bad debt recovery against favourable economic conditions. This led to a reduction in non-performing loans from Lm43.7 million (EUR101.9 million) to Lm35.0 million (EUR81.6 million). As a result, the aggregate amount of non-performing loans improved to 2.8 per cent of gross loans and advances from 3.8 per cent at the end of 2006.

The solvency ratio stands at 11.3 per cent.

The Board is recommending to the Annual General Meeting to be held on 4 April 2008 a final ordinary dividend of EUR0.148 (Lm0.064) gross per share (EUR0.096 (Lm0.041) net per share) scheduled to be paid on 29 April 2008. The final dividend will be payable to shareholders on the bank's register as at 29 February 2008. This, together with the gross interim ordinary dividend of EUR0.154 (Lm0.066) and gross interim special dividend of EUR0.093 (Lm0.040), paid on 22 August 2007, produces a total gross dividend for the year of EUR0.395 (Lm0.170).

Income Statement for the year 1 January 2007 to 31 December 2007


                                                   Group               Bank
                                               2007      2006      2007      2006
                                              Lm000     Lm000     Lm000     Lm000

Interest receivable and similar income
- on loans and advances, balances
  with Central Bank of
  Malta, Treasury Bills and derivatives      93,410    72,103    93,446    71,285
- on debt and other fixed income instruments  8,583     8,772     8,583     9,209
Interest payable                            (47,799)  (33,913)  (48,557)  (34,378)
Net interest income                          54,194    46,962    53,472    46,116

Fees and commissions receivable              14,291    13,848    11,579    10,831
Fees and commissions payable                   (985)   (1,175)     (776)     (987)
Net fee and commission income                13,306    12,673    10,803     9,844

Dividend income                                 141       113     4,145     2,169
Trading profits                               7,206     7,335     7,206     7,335
Net income from financial instruments
  designated at fair value through profit or
  loss                                           15     4,768         -         -
Net gains on sale of available-for-sale
  financial assets                            1,519     2,719     1,519     2,719
Net earned insurance premiums                31,446    16,536         -         -
Other operating income                        6,802     2,308     1,837       715
Total operating income                      114,629    93,414    78,982    68,898

Net insurance claims incurred and
  movement in policyholders' liabilities    (29,330)  (17,846)        -         -
Net operating income                         85,299    75,568    78,982    68,898

Employee compensation and benefits          (21,371)  (21,511)  (20,381)  (20,619)
General and administrative expenses         (11,476)   (9,774)  (10,701)   (9,281)
Depreciation                                 (2,587)   (2,406)   (2,572)   (2,388)
Amortisation of intangible assets              (448)     (547)     (335)     (464)
Other operating charges                         (13)     (109)      (13)       (9)
Net operating income before impairment and
  provisions                                 49,404    41,221    44,980    36,137
Net impairment                                  (18)      181       (18)      141
Provisions for liabilities and other charges   (146)       (7)     (131)       (7)
Profit before tax                            49,240    41,395    44,831    36,271
Tax expense                                 (16,461)  (14,572)  (14,372)  (12,366)
Profit for the year                          32,779    26,823    30,459    23,905

Profit attributable to shareholders of the
  bank                                       32,779    26,810    30,459    23,905

Profit attributable to minority interest          -        13         -         -

Earnings per share                            11.2c      9.2c     10.4c      8.2c

Balance Sheet at 31 December 2007
                                                    Group                    Bank

                                               2007        2006        2007        2006
                                              Lm000       Lm000       Lm000       Lm000
Assets
Balances with Central Bank of Malta,
  Treasury bills and cash                   202,688     130,569     202,688     130,569
Cheques in course of collection               1,332      10,535       1,332      10,535
Financial assets held for trading             6,860      10,396       6,860      10,399
Financial assets designated at fair value
  through profit or loss                    118,356     112,476           -           -
Financial investments                       196,305     168,138     194,345     168,123
Loans and advances to banks                 270,896     256,060     270,861     256,042
Loans and advances to customers           1,211,620   1,126,126   1,211,620   1,126,126
Shares in subsidiary companies                    -           -      12,682       9,682
Intangible assets                            15,502      10,899         585         794
Property and equipment                       33,408      28,612      33,424      28,632
Investment property                           5,532       3,417       4,500       2,456
Assets held for sale                          5,118       3,978       5,182       4,042
Current tax recoverable                           -         806           -         780
Deferred tax assets                               -           -       5,033         724
Other assets                                 11,099      10,713       3,837       2,984
Prepayments and accrued income               16,990      14,589      15,700      13,630
Total assets                              2,095,706   1,887,314   1,968,649   1,765,518

Liabilities
Financial liabilities held for trading        6,458      10,643       6,542      10,693
Amounts owed to banks                        37,410     126,328      37,410     126,328
Amounts owed to customers                 1,734,154   1,475,450   1,763,562   1,487,906
Provision for current tax                     3,626           -       1,034           -
Deferred tax liabilities                        266       4,606           -           -
Liabilities to customers under investment
  contracts                                   8,134       9,153           -           -
Liabilities under insurance contracts
  issued                                    124,902     102,770           -           -
Other liabilities                            14,078      13,816      12,775      13,003
Accruals and deferred income                 22,816      18,147      22,484      17,936
Provisions for liabilities and other
  charges                                       178          32         163          32
Subordinated liabilities                     24,883           -      24,883           -
Total liabilities                         1,976,905   1,760,945   1,868,853   1,655,898

Equity
Called up share capital                      36,480      36,480      36,480      36,480
Revaluation reserves                         10,554      10,629      10,620      10,629
Other reserves                                  339         242         315         227
Retained earnings                            71,428      79,018      52,381      62,284
Total equity                                118,801     126,369      99,796     109,620
Total liabilities and equity              2,095,706   1,887,314   1,968,649   1,765,518

Memorandum items
Contingent liabilities                       55,797      59,578      55,807      59,588
Commitments                                 492,851     456,899     492,851     456,899



The financial statements were approved by the Board of Directors on 18 February 2008 and signed on its behalf by:

Albert Mizzi, Chairman                     Shaun Wallis, Chief Executive Officer

Statement of Changes in Equity for the year 1 January 2007 to 31 December 2007

                             Attributable to shareholders of the bank

                     Called up
                         share  Revaluation      Other   Retained             Minority     Total
                       capital     reserves   reserves   earnings     Total   interest    equity
                         Lm000        Lm000      Lm000      Lm000     Lm000      Lm000     Lm000

Group
At 1Jan06                9,120       13,105      4,242    104,906   131,373        328   131,701
Release of net gains on
  available-for-sale
  assets transferred to
  the income statement
  on disposal                -         (796)         -       (973)   (1,769)         -    (1,769)
Net fair value adjust-
  ments on financial
  investments                -       (1,668)         -          -    (1,668)         -    (1,668)
Release of revaluation
  reserve on disposal
  of properties              -          (12)         -         18         6          -         6
Income and expenses
  recognised directly
  in equity                  -       (2,476)         -       (955)   (3,431)         -    (3,431)
Share capital of
  subsidiary                 -            -          -          -         -         91        91
Disposal of subsidiary
  company                    -            -          -          -         -       (432)     (432)
Bonus share issue       27,360            -     (4,242)   (23,118)        -          -         -
Profit for the year          -            -          -     26,810    26,810         13    26,823
Share based payments         -            -        242        493       735          -       735
Dividends                    -            -          -    (29,118)  (29,118)         -   (29,118)
At 31Dec06              36,480       10,629        242     79,018   126,369          -   126,369

At 1Jan07               36,480       10,629        242     79,018   126,369          -   126,369
Release of net gains
  on available-for-
  sale assets trans-
  ferred to the income
  Statement on disposal      -         (776)         -       (211)     (987)         -      (987)
Net fair value adjust-
  ments on financial
  investments                -       (2,997)         -          -    (2,997)         -    (2,997)
Net surplus on revalua-
  tion of freehold and
  long leasehold
  properties                 -        3,698          -          -     3,698          -     3,698
Income and expenses
  recognised directly
  in equity                  -          (75)         -       (211)     (286)         -      (286)
Profit for the year          -            -          -     32,779    32,779          -    32,779
Share based payments         -            -         97         57       154          -       154
Dividends                    -            -          -    (40,215)  (40,215)         -   (40,215)
At31Dec07               36,480       10,554        339     71,428   118,801          -   118,801


                         Called up
                             share  Revaluation      Other   Retained         Total
                           capital     reserves   reserves   earnings        equity
                             Lm000        Lm000      Lm000      Lm000         Lm000
Bank
At 1Jan06                    9,120       13,041      4,242     93,103       119,506
Release of net gains on
  available-for-sale assets
  transferred to the income
  statement on disposal          -         (796)         -       (973)       (1,769)
Net fair value adjustments
  on financial investments       -       (1,604)         -          -        (1,604)
Release of revaluation reserve
  on disposal of properties      -          (12)         -         18             6
Income and expenses recognised
  directly in equity             -       (2,412)         -       (955)       (3,367)
Bonus share issue           27,360            -     (4,242)   (23,118)            -
Effect of amalgamation of
  subsidiary                     -            -          -     (1,995)       (1,995)
Profit for the year              -            -          -     23,905        23,905
Share based payments             -            -        227        462           689
Dividends                        -            -          -    (29,118)      (29,118)
At 31Dec06                  36,480       10,629        227     62,284       109,620

At 1Jan07                   36,480       10,629        227     62,284       109,620
Release of net gains on
  available-for-sale
  assets transferred to
  the income statement on
  disposal                       -         (776)         -       (211)         (987)
Net fair value adjustments
  on financial investments       -       (2,931)         -          -        (2,931)
Net surplus on revaluation of
  freehold and long leasehold
  properties                     -        3,698          -          -         3,698
Income and expenses recognised
  directly in equity             -           (9)         -       (211)         (220)
Profit for the year              -            -          -     30,459        30,459
Share based payments             -            -         88         64           152
Dividends                        -            -          -    (40,215)      (40,215)
At 31Dec07                  36,480       10,620        315     52,381        99,796


Cash Flow Statement for the year 1 January 2007 to 31 December 2007

                                               Group                          Bank
                                        2007          2006            2007           2006
                                       Lm000         Lm000           Lm000          Lm000

Cash flows from operating activities
Interest and commission receipts     144,854       109,797         109,992         87,824
Interest and commission payments     (52,604)      (36,601)        (45,162)       (33,491)
Payments to employees and suppliers  (32,815)      (31,952)        (31,168)       (28,770)
Operating profit before changes in
  operating assets/liabilities        59,435        41,244          33,662         25,563
(Increase)/decrease in operating
  assets:
Trading instruments                   (6,675)      (16,832)           (579)          (724)
Reserve deposit with
  Central Bank of Malta                 (350)       (6,618)           (350)        (6,618)
Loans and advances to customers
  and banks                          (48,370)     (198,898)        (48,370)      (203,229)
Treasury bills with contractual
  maturity of over three months      (23,567)      (12,089)        (23,567)       (12,089)
Other receivables                      7,894          (844)          8,040         (1,070)
Increase/(decrease) in operating
  liabilities:
Customer accounts and amounts owed
  to banks                           173,919       198,053         190,955        196,360
Other payables                          (516)       (2,588)           (500)        (2,674)
Net cash from/(used in) operating
  activities before tax              161,770         1,428         159,291         (4,481)
Tax paid                             (14,518)      (10,976)        (14,319)       (10,840)
Net cash from/(used in) operating
  activities                         147,252        (9,548)        144,972        (15,321)
Cash flows from investing
  activities
Dividends received                        98            74           3,248          1,874
Interest received from financial
  investments                          9,020        11,333           9,020         11,752
Proceeds from sale and maturity of
  financial investments               83,747        88,891          83,747        118,877
Proceeds on sale of property and
  equipment                               26            80              26             80
Purchase of financial investments   (119,675)      (37,851)       (117,673)       (37,851)
Purchase of property and equipment,
  investment property and intangible
  assets                              (4,285)       (2,311)         (4,174)        (2,289)
Proceeds on sale/(purchase) of shares
  in subsidiary company                    -           450          (3,000)           450
Net cash (used in)/from investing
  activities                         (31,069)       60,666         (28,806)        92,893
Cash flows from financing activities
Dividends paid                       (40,215)      (29,118)        (40,215)       (29,118)
Decrease in debt securities in issue       -           (12)              -              -
Issue of subordinated loan stock      25,000             -          25,000              -
Issue of units to minority interest        -            91               -              -
Subordinated loan stock issue costs     (130)            -            (130)             -
Net cash used in financing activities(15,345)      (29,039)        (15,345)       (29,118)
Effect of amalgamation of subsidiary
  company on cash and cash
  equivalents                              -             -               -        (65,840)
Increase/(Decrease) in cash and
  cash equivalents                   100,838        22,079         100,821        (17,386)
Effect of exchange rate
  changes on cash and cash
  equivalents                        (11,702)       (7,014)        (11,702)        (7,014)
Net increase/(decrease) in cash
  and cash equivalents               112,540        29,093         112,523        (10,372)
                                     100,838        22,079         100,821        (17,386)
Cash and cash equivalents
  at beginning of year               158,547       136,468         158,529        175,915
Cash and cash equivalents
  at end of year                     259,385       158,547         259,350        158,529


Segmental Information

a Class of business

                          Personal Financial       Commercial        Global Banking and
                                Services            Banking              Markets                Total
                             2007      2006      2007      2006      2007      2006        2007        2006
                            Lm000     Lm000     Lm000     Lm000     Lm000     Lm000       Lm000       Lm000
Group

Profit before tax
Segment operating income   40,149    38,552    30,012    26,592    15,138    10,424      85,299      75,568
Segment impairment
  allowances                 (633)     (144)      615       325         -         -         (18)        181
Common costs                                                                            (36,041)    (34,354)
Profit before tax                                                                        49,240      41,395


Assets
Segment total assets      767,424   679,457   659,961   651,948   668,321   555,909   2,095,706   1,887,314
Average total assets      723,440   630,984   655,955   631,396   612,115   509,214   1,991,510   1,771,594
Total equity               44,774    47,051    63,308    66,506    10,719    12,812     118,801     126,369

b Geographical segments

The group's activities are carried out within Malta. There are no identifiable geographical segments or other material concentrations.


Key Financials in Euros

                                                      Group                           Bank
                                                2007           2006            2007           2006
                                              EUR000         EUR000          EUR000         EUR000
Profit before tax                            114,698         96,425         104,428         84,489
Profit attributable to shareholders of
  the bank                                    76,355         62,481          70,950         55,684
Earnings per share                             26.2c          21.4c           24.3c          19.1c

Total assets                               4,881,682      4,396,259       4,585,719      4,112,551
Total equity                                 276,732        294,361         232,462        255,346


HSBC Bank Malta p.l.c. is a member of the HSBC Group, whose ultimate parent company is HSBC Holdings plc. Headquartered in London, HSBC Holdings plc is one of the largest banking and financial services organisations in the world. The HSBC Group's international network comprises around 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa.









                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  18 February 2008